Exhibit 99.1

PRESS RELEASE

For immediate release

NMG Secures Senior Project Debt for Phase-2 Matawinie Mine

+	Fully committed senior project debt commitment letter of US$335 million secured with EDC and CIB
+	Long-tenor, flexible project-finance structure with competitive rates and repayment terms, underpinned by ESG credentials in line with international standards
+	Clear path to FID with debt commitment representing the first step in financing schedule
+	Long-term offtake arrangements underpin project bankability and revenue visibility, with 75% of the Phase-2 Matawinie Mine future production earmarked for the Government of Canada, Panasonic Energy and Traxys
+	Shovel-ready mine project substantially de-risked with detailed engineering (~80%), site preparatory work, key permits, and instrumental agreements with First Nation and local community
+	NMG's Phase-2 Matawinie Mine referred to the Major Projects Office as a project of national interest to bolster economic growth, accelerate the development of an integrated value chain in Canada, and support G7 countries and allies in sourcing critical minerals

MONTRÉAL, CANADA, March 17, 2026 – Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSX: NOU) has executed a commitment letter in respect of senior secured project debt to support the construction, development and commissioning of the Phase-2 Matawinie Mine, a major project of national interest as identified by the Government of Canada. Leading Canadian public finance institutions, Export Development Canada (“EDC”) and the Canada Infrastructure Bank (“CIB”), have committed to providing facilities totaling US$335 million (the “Facilities”) toward the establishment of what is projected to be the largest graphite mine of the G7 to serve tomorrow’s industries in energy, advanced technology, and manufacturing.

Eric Desaulniers, Founder, President, and CEO of NMG, stated: “A defining milestone for the Matawinie Mine, this commitment from EDC and CIB reflects the depth of Canadian public-finance expertise behind large, strategic infrastructure and critical minerals developments — and it validates the bankability of our project. With detailed engineering well advanced, preparatory work executed, key permits secured, and agreements in place with the Atikamekw First Nation of Manawan and local community, Matawinie is shovel-ready and substantially de-risked. Backed by long-term offtake arrangements and a disciplined financing structure, we are advancing with confidence toward final investment decision (“FID”) and construction.”

The Honorable Dominic LeBlanc, President of the King’s Privy Council for Canada, Minister of Internal Trade, and Minister responsible for Canada-U.S. Trade, Intergovernmental Affairs and One Canadian Economy, declared: “Nouveau Monde Graphite’s project is essential to accelerating the development of an integrated critical minerals value chain in Canada. By securing this long-term financing for Phase 2 of the Matawinie Mine, Nouveau Monde Graphite is helping strengthen a supply chain that is vital to our economic security, while supporting Canada and other G7 countries in sourcing critical minerals in a reliable and responsible way. With projects like this one, we are building a stronger and more prosperous Canada — creating good jobs, advancing the energy transition and unlocking Canada’s full economic potential.”

The Honorable Tim Hodgson, Minister of Energy and Natural Resources, said: “Graphite underpins battery supply chains, advanced manufacturing, and the technologies that shape the modern economy. We are the only G7 nation currently producing it, and by bringing the Matawinie Mine online, we can create new jobs and strengthen Canada’s role as a reliable supplier to our allies. The Government of Canada is helping move this project toward final investment decision and construction – just like we promised when we referred the project to the Major Projects Office. This is what execution looks like.”

The Honorable Joël Lightbound, Minister of Government Transformation, Public Works and Procurement and Quebec Lieutenant, stated: “Québec has everything it needs to be a leading player in the global battery supply chain: world-class resources, recognized industrial expertise, and regions ready to seize growth opportunities. By supporting projects like this one, our government is strengthening Canada’s position in the critical minerals sector, creating quality jobs for our workers, and ensuring that our industries have a reliable supply to build the economy of tomorrow.”

The Honorable Maninder Sidhu, Minister of International Trade, declared: “Canada’s critical minerals sector is key to building resilient supply chains and supporting the global transition to a low-carbon economy. By supporting projects like Nouveau Monde Graphite’s Matawinie Mine, which is set to become the largest graphite mine in the G7, we are strengthening Canada’s role as a reliable and stable partner in global critical mineral supply chains. This project will help grow Canadian exports, reinforce secure supply chains with our allies, and further position Canada as a global leader in responsibly produced critical minerals.”

The Honorable Gregor Robertson, the Minister of Housing, Infrastructure and Communities, and Minister responsible for Pacific Economic Development Canada said: “Projects like this are key to building the infrastructure and supply chains Canada needs for the future. The Matawinie Mine will strengthen our critical minerals value chain, create good jobs, and support sustainable economic growth while helping Canada and its allies secure the materials needed for clean energy and advanced manufacturing. Through this agreement in principle, we are helping move this important project forward and ensuring Canada remains a reliable partner in the global transition to a low-carbon economy.”

Claude Guay, Parliamentary Secretary to the Minister of Energy and Natural Resources, stated: “Québec offers the resource base, industrial capability, and project expertise needed to anchor globally competitive mining and critical minerals development. Today's announcement reflects the kind of strategic action our government is taking to create jobs and strengthen our economy and sovereignty, thanks to Quebec’s role in critical supply chains.”

Alison Nankivell, President and CEO, of EDC, added: “EDC is pleased to lead this financing round in support of the Nouveau Monde Graphite project, reflecting our commitment to building a strong, end-to-end critical minerals ecosystem in Canada. Projects like the Matawinie Mine play a strategic role, by strengthening domestic supply chains, creating high-quality jobs, and positioning Canada as a trusted global supplier of critical minerals. This is a great example of how EDC is deploying strategic risk capital to support nation-building projects that strengthen Canada’s economic resilience and advance the Government of Canada’s vision for a secure, sustainable, and globally competitive critical minerals sector.”

Ehren Cory, CEO of CIB, shared: “The CIB’s commitment of a debt facility to Nouveau Monde Graphite will advance the next phase of the Matawinie Mine toward final investment decision and construction. The CIB works to bridge financing gaps and accelerate timelines in large-scale critical minerals projects which are essential to Canada’s economic competitiveness.”

Key Financing Highlights

The Facilities account for a majority of the project’s capital structure and offer competitive terms supportive of long-term project economics. Facilities will be available upon completion of the definitive documentation, final legal, insurance and regulatory due diligence, and satisfaction of customary conditions precedents (collectively the “Conditions Precedents”). Société Générale is acting as debt advisor for this transaction.

»	Total senior project-level debt facilities of US$335 million, including:
-	US$290 million senior secured term loan facility
-	US$45 million senior secured cost overrun debt facility
»	Competitive interest rate and repayment structure to support commercial launch
»	First-ranking security over the Matawinie Mine project and all material assets
»	Aligned with international best practices for environmental, social and governance standards, including Equator Principles and IFC Performance Standards

The Facilities will be used to fund eligible project construction costs, working capital requirements prior to completion, and transaction costs associated with the financing. The cost overrun facility provides additional protection against construction cost overruns, subject to defined conditions.

The Phase-2 Matawinie Mine is supported by a portfolio of long-term offtake agreements, including agreements with the Government of Canada, Panasonic Energy Co., Ltd., a wholly owned subsidiary of Panasonic Holdings Corporation (TYO: 6752), and Traxys North America LLC, providing strong revenue visibility and underpinning the project financing structure.

Independent engineering, environmental and social, market, and other specialized advisors have been appointed to support the financing and oversee construction and ramp-up in accordance with the agreed development plan.

Path to FID

Following completion of Conditions Precedents, the Company expects to proceed to financial close and begin drawdowns under the term loan facility in accordance with the project schedule. Construction preparation, engineering, and procurement are advancing in parallel, with project execution aligned to the approved development plan. Major contracts awarded over the past few months, with provisions for full execution upon the Company having reached a positive FID, represent over 50% of the project’s CAPEX and are within estimates of NMG’s updated feasibility study for the Phase-2 Matawinie Mine in accordance with National Instrument 43-101.

Aerial view of the Phase-2 Matawinie Mine site as of March 2026 with key preparatory works completed in view of the launch of construction.

The execution of the commitment letter represents a major milestone in the advancement of NMG’s fully integrated, responsible graphite value chain in Québec, Canada, and supports the development of a cornerstone asset for Western supply chains. The participation of EDC and the CIB reflects strong institutional confidence in the project’s fundamentals, its strategic importance to Canada’s critical minerals ecosystem, and NMG’s execution capabilities.

NMG is actively progressing its negotiations with targeted strategic investors for the equity component of the project financing with a view to completing the financing structure in a timely manner.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, advanced technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability. www.NMG.com

Contact MEDIA	INVESTORS
Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

Subscribe to our news feed: https://bit.ly/3UDrY3X

Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. These forward-looking statements include, but are not limited to, the Facilities, the Company’s ability to successfully execute definitive agreements in respect of the Facilities, on the terms and conditions described herein and/or set forth in the commitment letter or at all, completion of due diligence by EDC and FID, the satisfaction of customary closing conditions, the expected use of proceeds, the Company’s ability to secure a positive FID for the Phase-2 Matawinie, the Company’s ability to negotiate and complete strategic equity investments and the terms and conditions thereof, the completion of the Phase-2 Matawinie Mine, the ability to execute the construction and the commissioning as planned and in accordance with the execution plan and strategy, the ability of all contractors and suppliers of the Company to deliver in accordance with their commitment, the expected results and anticipated benefits for the communities involved, including the Atikamekw First Nation of Manawan and the local community of Saint-Michel-des-Saints, and the expected results of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions are not guarantees of future performance and may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including the ability of the Company to enter into definitive agreements with respect to the Facilities, the results of the due diligence of EDC and CIB, the ability of the Company to be able to satisfy all conditions to closing in respect of the Facilities, the ability of the Company to negotiate and complete strategic equity investments, the business relationship between the Company and its stakeholders, the ability to obtain sufficient financing for the development of the Matawinie Mine and the Bécancour Battery Material Plant and the Company’s ability to satisfy the due diligence processes of the stakeholders, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, availability of financing or financing on favorable terms for the Company, delays in finalizing the definitive agreements, delays in reaching FID, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 31, 2025, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.